UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

                                                        Langer, Inc.
(Name of Issuer)

                              Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)
                                                         515707107
(CUSIP Number)

Simon M. Lorne, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, New York 10103
                                                      (212) 841-4100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                                       December 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 515707107
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 842,105
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 842,105
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 515707107
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,700
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,700
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 515707107
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 844,805
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 844,805
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 515707107
1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 844,805
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 844,805
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.          Security and Issuer.

      The name of the issuer is Langer, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 450 Commack Road, Deer Park, New York 11729. This Schedule 13D relates to the Issuer’s Common Stock, $0.02 par value per share (the "Common Stock").

Item 2.          Identity and Background.

     (a)-(c), (f). This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco, L.L.C., a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or by Millenco.

     The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

     Note: Millennium Partners is a non-managing member of Millenco. As a non-managing member, Millennium Partners has no investment or voting control over Millenco or its securities positions.

     (d).     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e).     On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.          Source and Amount of Funds or Other Consideration.

     Pursuant to a Subscription Agreement dated as of December 7, 2006 between the Issuer and Millennium Partners, Millennium Partners expended $4,000,000 in a private placement transaction to acquire $4,000,000 in principal amount of a 5% Convertible Subordinated Note, due December 7, 2011 (the "Note"). 842,105 shares of Common Stock would be currently issuable to Millennium Partners upon conversion of the Note. The amount of funds used to purchase the remaining 2,700 shares held by Millenco in transactions giving rise to this Schedule 13D was approximately $12,100, calculated on an average cost basis (excluding brokerage commissions) by account. Millennium Partners and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.           Purpose of Transaction.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.          Interest in Securities of the Issuer.

     (a)     As of the date of this filing, (i) Millennium Partners is the beneficial owner of 842,105 shares of Common Stock by virtue of the fact that such shares would be currently issuable to Millennium Partners upon conversion of $4,000,000 in principal amount of the Note, and (ii) Millenco is the beneficial owner of 2,700 shares of Common Stock.

     Millennium Management, as the managing partner of Millennium Partners and the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

     Mr. Englander, as the managing member of Millennium Management,may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

     The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millennium Partners and Millenco.

     Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be the beneficial owner of 844,805 shares of Common Stock, which represents in the aggregate approximately 7.79% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 10,062,373 outstanding shares of Common Stock as of November 9, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q, dated as of November 14, 2006.

      (b)     Millennium Partners may be deemed to hold the sole power to vote and to dispose of the 842,105 shares of Common Stock described in (a) above. Millenco may be deemed to hold the sole power to vote and to dispose of the 2,700 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold the sole power to vote and to dispose of the 844,805 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millennium Partners and Millenco.

     (c)     Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Beneficial ownership of 842,105 shares of Common Stock, which would be currently issuable to Millennium Partners upon conversion of the Note, was acquired by Millennium Partners on December 8, 2006, pursuant to a Subscription Agreement, dated as of December 7, 2006, between the Issuer and Millennium Partners. All other transactions in the Common Stock were effected in the open market.

     (d)     No person other than the Reporting Persons is known to have the right to receive, the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock  reported in this Statement.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect  to Securities of the Issuer.

     In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Millennium Partners’ accounts (as the case may be) to the extent permitted by debit balances in such account. Millenco and Millennium Partners (as the case may be) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and/or Millennium Partners, as applicable (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

     Exhibit I: Joint Filing Agreement, dated as of December 15, 2006, by and among Millennium Partners, L.P., Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.02 par value per share, of Langer, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 15, 2006

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock During the Past 60 Days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
10/16/2006	100	4.18
10/16/2006	400	4.3175
10/17/2006	400	4.1906
10/17/2006	100	4.01
10/19/2006	400	4.1542
10/20/2006	400	4.1681
10/23/2006	100	4.33
10/23/2006	300	4.3143
10/23/2006	400	4.33
10/23/2006	1,000	4.33
10/24/2006	100	4.51
10/24/2006	100	4.51
10/24/2006	100	4.63
10/24/2006	100	4.6899
10/24/2006	200	4.49
10/24/2006	200	4.61
10/24/2006	200	4.68
10/24/2006	400	4.6499
10/24/2006	100	4.51
10/24/2006	100	4.63
10/24/2006	100	4.63
10/24/2006	100	4.68
10/24/2006	100	4.63
10/24/2006	100	4.68
10/25/2006	200	4.8
10/25/2006	400	4.7591
10/26/2006	400	4.7495
10/27/2006	400	4.7155
10/30/2006	100	4.6
10/30/2006	100	4.72
10/30/2006	100	4.73
10/30/2006	100	4.73
10/30/2006	200	4.73
10/30/2006	400	4.6735
10/31/2006	100	4.63
10/31/2006	100	4.63
10/31/2006	400	4.6248
11/1/2006	47	4.65
11/1/2006	53	4.65
11/1/2006	100	4.54
11/1/2006	100	4.55
11/1/2006	100	4.59
11/1/2006	100	4.6
11/1/2006	100	4.64
11/1/2006	100	4.7
11/1/2006	200	4.6
11/1/2006	200	4.6345
11/1/2006	300	4.6
11/1/2006	100	4.61
11/1/2006	100	4.66
11/1/2006	100	4.7
11/2/2006	100	4.6
11/2/2006	300	4.6103
11/6/2006	300	4.6444
11/7/2006	(300)	4.6153
11/8/2006	(300)	4.5865
11/9/2006	(300)	4.4992
11/9/2006	(300)	4.51
11/9/2006	(200)	4.52
11/9/2006	(200)	4.55
11/9/2006	(100)	4.51
11/9/2006	(100)	4.52
11/10/2006	(300)	4.47
11/10/2006	(300)	4.5001
11/10/2006	(100)	4.5
11/13/2006	(500)	4.44
11/13/2006	(400)	4.41
11/13/2006	(200)	4.41
11/13/2006	(200)	4.4844
11/13/2006	(200)	4.5
11/13/2006	(200)	4.58
11/13/2006	(100)	4.42
11/13/2006	(100)	4.44
11/13/2006	(100)	4.45
11/13/2006	(100)	4.45
11/13/2006	(100)	4.46
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5
11/13/2006	(100)	4.5001
11/13/2006	(100)	4.5001
11/13/2006	(100)	4.5001
11/13/2006	(100)	4.5001
11/13/2006	(100)	4.5001
11/13/2006	(70)	4.52
11/13/2006	(30)	4.52
11/14/2006	(300)	4.4141
11/14/2006	(200)	4.37
11/14/2006	(100)	4.34
11/14/2006	(100)	4.34
11/14/2006	(100)	4.37
11/14/2006	(100)	4.37
11/14/2006	(100)	4.37
11/14/2006	(100)	4.39
11/15/2006	(300)	4.3756
11/16/2006	(200)	4.4164
11/17/2006	(200)	4.3441
11/17/2006	(100)	4.31
11/21/2006	(200)	4.22
11/21/2006	(100)	4.2001
11/21/2006	(100)	4.2361
11/21/2006	(100)	4.27
11/21/2006	(100)	4.28
11/21/2006	(100)	4.2
12/8/2006 (i)	4,000	1000
12/14/2006	(100)	4.04
12/14/2006	(100)	4.08

Note:  (i) All such transactions were effected by Millenco, with the exception of the December 8, 2006 purchase by Millennium Partners (pursuant to a Subscription Agreement, dated as of December 7, 2006, between the Issuer and Millennium Partners) of $4,000,000 in principal amount of a 5% Convertible Subordinated Note due December 7, 2011. 842,105 shares of Common Stock would be currently issuable to Millennium Partners upon conversion of such note.